

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

September 28, 2010

Mr. Michael McElwrath
Chief Executive Officer
Far East Energy Corporation
363 N. Sam Houston Parkway East, Suite 380
Houston, TX 77060

> **Re:   Far East Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 0-32455**

Dear Mr. McElwrath:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   We note the inclusion of a Corporate Presentation on the home page of your website, www.fareastenergy.com and that the Corporate Presentation includes a table of Estimated Gas-in-Place on page 8 and the inclusion of Recoverable CBM Resource on page 13.  We permit oil and gas companies, in their filings, to disclose only reserves which are remaining quantities of oil and gas and related substances that a company has demonstrated with reliable technology to be economically and legally producible under existing economic and operating conditions.  If you choose to retain this information, please consider including a

disclaimer indicating that you use certain terms in the Corporate Presentation, such as Estimated Gas-in-Place and Recoverable CBM Resource, and that the SEC's guidelines strictly prohibit the terms from inclusion in filings with the SEC.  Further, the disclaimer must indicate that U.S. Investors are urged to consider closely the disclosure in your Form 10-K, File No. 0-32455 available from you at your website, www.fareastenergy.com, or from the SEC at www.sec.gov.

2.      Further, we note the Resource Comparison on page 13 of your Corporate Presentation and the comparing of your properties with "premier U.S. CBM plays."  Please provide supplementary materials that substantiate the claims made on this page of your corporate presentation.

3.      Finally, we note your inclusion of forecasted daily production and gas recovery rates on page 14 of your corporate presentation.  Please tell us why you have not included disclosure of reserves in your filings.  Further, with a view toward disclosure, please tell us what barriers exist impeding you from reporting reserves.

4.      Please provide the disclosure required by Subpart 1200 of Regulation S-K. Please see Item 102 of Regulation S-K and Rule 4-10(a)(16) of Regulation S-X. For example, and without limitation, please provide the disclosure required by Items 1205, 1206 and 1208 of Regulation S-K or tell us why such items do not apply.

Business, page 1

5.      We note you have not generated revenues from your operations to date and that you have characterized your company as a "development stage" entity.  Because you are in an extractive industry, we believe you should modify the disclosures and labeling throughout your document to characterize the company as an "exploratory stage" entity, rather than a "development stage" entity.  In this regard, we believe the term "development stage" has a specific meaning within the extractive industry as an advanced oil and/or gas activity in which proved reserves have been determined.

6.      Please tell us what consideration you gave to SEC Release No. 33-9106 (February 2, 2010) in providing disclosures regarding climate change matters.

Report of Independent Registered Public Accounting Firm, page 50

7.      Please obtain and file audit reports which are dated by your current auditor to comply with §210.2-02(a)(1) of Regulation S-X.

Exhibits and Financial Statement Schedules

8.      We have observed that companies with operations in China are generally subject to restrictions on the distributions of funds outside the country, and see that you have disclosure indicating you may be subject to similar restrictions. Please evaluate the extent to which your assets in China are restricted, and the need to present separate financial information of the parent-only entity, following the guidance in FASB ASC 810-10-45-11 and FRC §213.02. Please submit the analysis and computations underlying your view on these requirements.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.  Please contact Doug Brown at (202) 551-3265, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director